May 10, 2007
Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Station Place, 100 F Street NE
Washington, DC 20002

RE:	National Beverage Corp. Form 10-K for the Fiscal Year Ended April 29, 2006 Filed July 28, 2006 File No. 1-14170

Dear Mr. Choi:
Thank you for your April 17, 2007 comment letter and for allowing us additional time to respond.
Set forth below are the responses of National Beverage Corp. (the “Company”) to the Staff’s comments with respect to the Company’s Form 10-K for the year ended April 29, 2006. In responding to the Staff’s comments, we have, for convenience, set forth your inquiries in full, followed by our responses:
Form 10-K for the Year Ended April 29, 2006
Management’s Discussion and Analysis of Financial Condition and Results of
Operations, Page 10
Results of Operations, Page 11
Net Sales, page 11
1.	Please define “allied case volume” and “branded case volume.”
Response:
The term “allied case volume” refers to the number of cases of “allied brands” sold during the year, and the term “branded case volume” refers to the number of cases of Company owned brands sold during the year. We respectively refer the staff to the second paragraph of the “Overview” section of MD&A (page 10) which discusses Company owned brands utilizing the term “our brands” and to the last sentence of that paragraph for the definition of “allied brands”, which reads:
“To a lesser extent, we develop and produce soft drinks for retail grocery chains, warehouse clubs, mass-merchandisers and wholesalers (“allied brands”) as well as soft drinks for other beverage companies.”

Consolidated Financial Statements, page 17
Notes to Consolidated Financial Statements, page 21
1. Significant Accounting Policies, page 21
2.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in costs of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in costs of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.
Response:
Inbound freight charges, receiving costs, inspection costs, internal transfer costs and warehouse costs related to the storage of raw materials are included in cost of sales. Shipping and handling costs incurred to store and move finished goods from our plants to customer locations are included in selling, general and administrative costs. With respect to cautionary disclosure, we respectfully refer the staff to the third paragraph of the “Gross Profit” section of MD&A (page 11) which reads:
“Shipping and handling costs are included in selling, general and administrative expenses, the classification of which is consistent with many beverage companies. However, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales. See Note 1 of Notes to Consolidated Financial Statements.”
Reference is also made to the “Shipping and Handling Costs” paragraph of Note 1 (Page 23) which reads:
“Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income. Such costs aggregated $44.1 million in fiscal 2006, $41.4 million in fiscal 2005, and $41.4 million in fiscal 2004.”
Revenue Recognition, page 22
3.	It is our understanding that your sales policy does not permit the return of products once it has been accepted by the customer; and therefore, you do not have a valuation account for sales returns and allowances. If our understanding is correct, please disclose this in future filings.

Response:
It is Company policy to not allow the return of products once they have been accepted by customers. On occasion, the Company has accepted returns or issued credit to customers, primarily for damaged goods. The amounts have been immaterial, and accordingly, the Company does not provide a specific valuation account for sales returns and allowances. The “Revenue Recognition” paragraph of Note 1 (Page 22) will be expanded in future filings to disclose this.
Segment Reporting, page 23
4.	Please tell us how you determined that you have only one operating segment under the guidance in SFAS 131. Tell us whether you have concluded you have one operating segment under paragraph 10 of SFAS 131 or whether you have aggregated multiple operating segments based on criteria in paragraph 17 of SFAS 131. In doing so, specifically address why you do not believe each of your four distribution channels, take-home, convenience, food service and vending, are separate reportable segments. If you conclude that you have multiple reporting segments, please also revise your results of operations in MD&A. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131 in future filings.
Response:
We have concluded that we have one operating segment pursuant to paragraph 10 of SFAS 131 because the chief operating decision makers regularly review and evaluate performance based on the aggregated financial information of the enterprise as a whole. This is also the information that is presented to, and regularly reviewed by, the Board of Directors. While the Company’s products are sold in different distribution channels, the nature of the products, the production process, type of customer and regulatory environment is similar for each channel. In some cases, it is impractical to determine the ultimate distribution channel as some customers may resell our products to smaller convenience stores, retailers, or vending machine operators. Also, the Company does not prepare discrete financial information by distribution channel.
With respect to the disclosures required by paragraph 26 of SFAS 131, we respectively refer the staff to the “Segment Reporting” paragraph of Note 1 (page 23) which reads as follows:
“We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management.”
We believe that that our current disclosure satisfies the requirements of SFAS 131 paragraph 26.
5.	We note in your business section that you sell several types of products. Please revise your filing to provide the revenue disclosures by product group discussed in paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for the following product groups may be applicable:
–	Flagship brands, including Shasta and Faygo
–	Premium beverages, including Everfresh, Home Juice, Mr. Pure, La Croix, Mt. Shasta, Crystal Bay and ClearFruit
–	Energy drinks and powdered beverage products including Rip It and PowerBlast Energy Fuel
–	Other, including Ohana and St. Nick’s
If you believe that other product categories are more appropriate, please advise.
Response:
Paragraph 37 of SFAS 131 provides that...“An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so.” As we do not accumulate net revenue by brands or groups of brands, it would be impractical for us to provide this information without making costly and burdensome changes to the ways we process and accumulate information. Additionally, substantially all of our products sold are non-alcoholic beverages, packaged in cans or bottles in our manufacturing facilities, utilizing similar ingredients. Accordingly, we believe that the beverages we produce and sell are similar products and therefore should be aggregated for purposes of paragraph 37 disclosure.
* * * *
     As requested, this letter will confirm that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing responses, please feel free to call me at (954) 581-0922.
Sincerely,
/s/ George R. Bracken
George R. Bracken
Senior Vice President — Finance